SECI 15047903 SSION

PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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SEC FILE NUMBER
8-66305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Enhancement Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 N Highway 169, Suite 900
(No. and Street)

Plymouth	MN	55441
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J Severud (763) 417-1442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

7650 Edinborough Way, Suite 225	Edina	MN	55435
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/12

OATH OR AFFIRMATION

I, Kenneth J Severud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Enhancement Brokerage Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Manager

Title

Notary Public

TARA L OLSON
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wealth Enhancement Brokerage Services, LLC

Financial Statement

December 31, 2014

Wealth Enhancement Brokerage Services, LLC
Table of Contents
December 31, 2014

Page(s)

BDO USA, LLP

Tel: 952-854-5700
Fax: 952-854-1163
www.bdo.com

7650 Edinborough Way, Suite 225
Edina, MN 55435

Report of Independent Registered Public Accounting Firm

Board of Governors and Member
Wealth Enhancement Brokerage Services, LLC
Plymouth, Minnesota

We have audited the accompanying statement of financial condition of Wealth Enhancement Brokerage Services, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wealth Enhancement Brokerage Services, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 27, 2015

Wealth Enhancement Brokerage Services, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 600,000
Receivables from broker	1,342,311
Prepaid expenses	23,833
Total assets	$ 1,966,144

Liabilities and Member's Equity

Liabilities:	
Accounts payable	$ 1,246
Payable to Parent	1,175,097
Total liabilities	1,176,343
Member's equity:	
Additional paid-in capital	435,000
Retained earnings	354,801
Total member's equity	789,801
Total liabilities and member's equity	$ 1,966,144

See accompanying notes to the financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Wealth Enhancement Brokerage Services, LLC (the "Company") is a privately held Minnesota limited liability company operating as a registered securities broker-dealer with the U.S. Securities and Exchange Commission (the "Commission") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Wealth Enhancement Group, LLC (the "Parent"), which is ultimately owned by WEG Holdings, LLC ("WEG Holdings"). The Parent has agreed to contribute capital, as needed, to fund the operations of the Company. The Company does not receive customer funds or other securities. The Company has a brokerage services agreement with Linsco/Private Ledger Corp. (also known as LPL Financial) whereby LPL Financial is the Company's dedicated broker-dealer and the Company's advisors act as LPL Financial registered representatives.

Basis of Preparation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Concentration of Major Customer Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of receivables from its clearing broker, LPL Financial. The Company believes its broker is a high quality institution and there is no significant credit risk with respect to these amounts.

Cash Deposits in Excess of Federally Insured Limits

The Company often maintains cash balances at financial institutions in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limits. Management believes the financial risk to be minimal.

Receivables from Broker

The Company evaluates the collectability its receivables based on a combination of factors and records a specific reserve when it becomes aware of any collection issues. As of December 31, 2014, no allowance for uncollectable accounts has been reflected on the accompanying statement of financial condition. If circumstances change, the Company's estimates of collectability could be reduced by a material amount.

Revenue Recognition

The Company derives all of its revenue through commissions on products sold on behalf of LPL Financial. Revenue is recognized as earned, with commission revenue and related expenses recorded on a trade date basis.

Income Taxes

The Company and the Parent are treated as disregarded entities for U.S. federal income tax purposes and, therefore, are treated as branches of WEG Holdings. WEG Holdings is treated as a partnership for U.S. federal income tax purposes. Accordingly, there is no provision for income taxes in the Company's financial statements.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board guidance. This guidance provides a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For entities taxed as a partnership, tax positions include decisions to file or not to file income tax returns in certain tax jurisdictions that can assess delinquent taxes against the Company. The Company believes any income tax filing positions and deductions attributable to the Company in WEG Holdings' partnership tax return will be sustained upon examination and, accordingly, no reserves, or related accruals for interest and penalties, have been recorded or allocated to the Company by WEG Holdings at December 31, 2014. In accordance with this guidance, the Company has adopted a policy under which, if required to be recognized in the future, interest related to the underpayment of income taxes will be classified as a component of interest expense and any related penalties will be classified in operating expenses in the statement of income. WEG Holdings' remaining open tax years subject to examination include the years ended December 31, 2011 through 2013.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Regulatory Requirements

The Company is subject to the Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to regulatory net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has at all times maintained its net capital above the Commission's required level. At December 31, 2014, the Company's net capital of $229,043 was $150,620 in excess of its required net capital of $78,423. The Company's ratio of aggregate indebtedness to net capital was 5.14 to 1 at that date.

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the period from January 1, 2014 through September 30, 2014. Based on recommendations from FINRA regarding a more appropriate exemption, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the period from October 1, 2014 through December 31, 2014. Accordingly, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the period from January 1, 2014 through December 31, 2014 without exception.

3. Related-Party Transactions

The Company and its Parent have a cost sharing agreement for certain shared expenses. Under the agreement, the Parent incurs services and costs and allocates to the Company its applicable share of these costs.

During 2014, the Parent allocated commission expense and broker-dealer fees to the Company which approximate the charges incurred by the Parent for similar expenses. In addition, certain other expenses, including occupancy, compensation and other administrative costs, are paid by the Parent or its affiliates, and allocated to the Company. At December 31, 2014, $1,175,097 was payable to the Parent related to these expenses and reflected as payable to Parent on the accompanying statement of financial condition.

The Company is significantly reliant on the operating services provided by the Parent.